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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ---------------------------
                                 Schedule 14D-1
                               (Amendment No. 4)
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     Of the Securities Exchange Act of 1934
                                      and
                                  Schedule 13D
                               (Amendment No. 2)
                   Under the Securities Exchange Act of 1934*
                          ---------------------------
                             ALBA-WALDENSIAN, INC.
                           (Name of Subject Company)
                          ---------------------------
                             AWS ACQUISITION CORP.
                          a wholly-owned subsidiary of
                           TEFRON U.S. HOLDINGS CORP.
                          a wholly-owned subsidiary of
                                  TEFRON LTD.
                                   (Bidders)
                    Common Stock, par value $2.50 per share
                         (Title of Class of Securities)
                           --------------------------
                                   012041109
                     (CUSIP Number of Class of Securities)

                            ARIE WOLFSON, PRESIDENT
                             AWS ACQUISITION CORP.
                                C/O TEFRON LTD.
                                28 CHIDA STREET
                            BNEI-BRAK, 51371, ISRAEL
                               011-972-3-579-8701

         (Names, Addresses and Telephone Numbers of Persons Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                                With copies to:

                             Morton A. Pierce, Esq.
                            Douglas L. Getter, Esq.
                              Dewey Ballantine LLP
                          1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 259-8000
================================================================================
*This Amendment No. 4 to Schedule 14D-1 also constitutes Amendment No. 2 to the statement on Schedule 13D of AWS Acquisition Corp., Tefron U.S. Holdings Corp. and Tefron Ltd. with respect to the shares of common stock, par value $2.50 per share of Alba-Waldensian, Inc. beneficially owned by AWS Acquisition Corp., Tefron U.S. Holdings Corp. and Tefron Ltd.



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      -------------------                                    -------------------
      CUSIP No. 012041109              SCHEDULE 13D           Page 2 of 6 Pages
      -------------------                                    -------------------



     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  AWS Acquisition Corp.

                  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                         (b) / /

     3       SEC USE ONLY


     4       SOURCE OF FUNDS
                  BK, AF

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   / /


     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  State of Delaware

        NUMBER OF              7           SOLE VOTING POWER
         SHARES                              0
      BENEFICIALLY             8           SHARED VOTING POWER
        OWNED BY                             3,246,045
          EACH                 9           SOLE DISPOSITIVE POWER
       REPORTING                             0
         PERSON                10          SHARED DISPOSITIVE POWER
          WITH                               3,246,045

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,246,045

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                / /

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  100%

     14      TYPE OF REPORTING PERSON
                  CO




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      -------------------                                    -------------------
      CUSIP No. 012041109              SCHEDULE 13D           Page 3 of 6 Pages
      -------------------                                    -------------------




     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Tefron U.S. Holdings, Corp.
                  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                       (b) / /

     3       SEC USE ONLY


     4       SOURCE OF FUNDS

                  BK, AF

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                           / /


     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  State of Delaware

        NUMBER OF              7           SOLE VOTING POWER
         SHARES                              0
      BENEFICIALLY
        OWNED BY               8           SHARED VOTING POWER
          EACH                               3,246,045
       REPORTING               9           SOLE DISPOSITIVE POWER
         PERSON                              0
          WITH                 10          SHARED DISPOSITIVE POWER
                                             3,246,045


     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,246,045


     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                               / /


     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  100%

     14      TYPE OF REPORTING PERSON
                  CO




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      -------------------                                    -------------------
      CUSIP No. 012041109              SCHEDULE 13D           Page 4 of 6 Pages
      -------------------                                    -------------------




     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Tefron Ltd.

                  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                       (b) / /

     3       SEC USE ONLY

     4       SOURCE OF FUNDS
                  BK, WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                        / /


     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Israel

        NUMBER OF               7           SOLE VOTING POWER
         SHARES                               0
      BENEFICIALLY
        OWNED BY                8           SHARED VOTING POWER
          EACH                                3,246,045
       REPORTING                9           SOLE DISPOSITIVE POWER
         PERSON                               0
          WITH                  10          SHARED DISPOSITIVE POWER
                                              3,246,045

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,246,045

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                               / /


     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  100%

     14      TYPE OF REPORTING PERSON
                  CO



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AWS Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of Tefron U.S. Holdings Corp., a Delaware corporation ("Parent") and wholly-owned subsidiary of Tefron Ltd. ("Tefron"), a company organized under the laws of the State of Israel, Parent and Tefron hereby amend and supplement their (i) Tender Offer Statement on Schedule 14D-1, as amended, (the "Schedule 14D-1") relating to the offer by Tefron, the Purchaser and Parent to purchase all of the outstanding shares of common stock, par value $2.50 per share (the "Shares"), of Alba- Waldensian, Inc., a Delaware corporation (the "Company") and (ii) statement on Schedule 13D with respect to the Shares beneficially owned by Purchaser, Parent and Tefron. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-1 or the Offer to Purchase filed as an exhibit thereto.



Item 5.         Purpose of the Tender Offer and Plans or Proposal of the Bidder.

           Item 5. is hereby amended to add the following:

           As provided in the Agreement and Plan of Merger, following completion of the Offer, the number of directors constituting the Company's Board of Directors was increased from nine to eleven and five members of the Company's Board of Directors resigned and were replaced by seven designees of
Tefron: Sigi Rabinowicz, Arie Wolfson, Yoseph Ron, Eliezer Peleg, Nachum Peleg, Lenny Recanti and Frank J. Klien. Four of the Company's directors, Clyde Wm. Engle, Nathan H Dardick, Glenn J. Kennedy and Joseph C. Minio remained on the Board of Directors.

           As a result of the merger, the Company has filed for removal of the Shares from listing with the American Stock Exchange and for deregistration of the Shares with the Securities and Exchange Commission.

Item 6.           Interest in Securities of the Subject Company.

           Item 6. is hereby amended to add the following:

           At 12:00 midnight, New York City time, on December 13, 1999, the Offer expired. A total of 3,136,679 Shares were purchased pursuant to the Offer, representing approximately 96.6% of the outstanding Shares.

           On December 15, 1999, pursuant to the Agreement and Plan of Merger, Purchaser merged with and into the Company in accordance with the relevant provisions of the Delaware General Corporation Law (the "Merger"). At the Effective Time, each outstanding Share, other than Shares held by the Company or any subsidiary of the Company, each Share that is owned by Parent or the Corporation, and Shares with respect to which appraisal rights have been properly exercised was converted into the right to receive $18.50 in cash.

Item 11. Material to be Filed as Exhibits.

           Item 11 is hereby amended by adding the following exhibit:

(a)(10) Press Release, dated December 15, 1999, issued by Tefron Ltd.



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                                   SIGNATURE

           After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 15, 1999

                                         AWS ACQUISITION CORP.


                                         By:    /s/ Arie Wolfson
                                              -----------------------------
                                                Name:  Arie Wolfson
                                                Title:  President


                                         By:    /s/ Micha Korman
                                              -----------------------------
                                                Name:  Micha Korman
                                                Title:  Vice President


                                         TEFRON U.S. HOLDINGS, INC.


                                         By:    /s/ Arie Wolfson
                                              -----------------------------
                                                Name:  Arie Wolfson
                                                Title:  President


                                         By:    /s/ Micha Korman
                                              -----------------------------
                                                Name:  Micha Korman
                                                Title:  Vice President


                                         TEFRON LTD.


                                         By:    /s/ Arie Wolfson
                                              -----------------------------
                                                Name:  Arie Wolfson
                                                Title:  President


                                         By:    /s/ Micha Korman
                                              -----------------------------
                                                Name:  Micha Korman
                                                Title:  Chief Financial Officer



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